

October 2, 2012

BY FAX AND U.S. MAIL

David S. Goldstein
Senior Vice President, General Counsel and Secretary
Symetra Financial Corporation
Suite 1200
777 108th Avenue NE
Bellevue, WA 98004

> Re: First Symetra National Life Insurance Company of New York
> First Symetra Separate Account S
> First Symetra True Variable Annuity
> Initial Registration Statement on Form N-4
> File. 333-183087; 811-07949

Dear Mr. Goldstein:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on August 6, 2012. The registration statement received a full review. Based on our review, we have the following comments. Page numbers listed are based on the courtesy copy of the filing provided to the staff.

1. **General Comments**

    Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be primarily responsible for paying out on any guarantees associated with the contracts.

2. **Defined Terms**

    Please confirm that all defined terms have been defined in the text prior to first use or in the glossary of special terms. Confirm that all defined terms appear consistently in upper case throughout the prospectus.

3. **WTB Rider Calculation** (p. 31)

    Please place the sentence under this sub-section concerning the claims paying ability and financial strength of the insurance company in bold typeface.

4. **General Account** (p. 40)

Please place the fourth and fifth sentences under this sub-section concerning the claims paying ability and financial strength of the insurance company in bold typeface.

5. **Financial Statements, Exhibits, and Other Information**

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

6. **Powers of Attorney**

Please provide powers of attorney that relate specifically to this registration statement as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or b) specifically name the contract whose prospectus and/or SAI is being registered.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendment to the registration statement. If you believe that you do not need to make changes to a registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Alberto H. Zapata
Senior Counsel
Office of Insurance Products